Exhibit 99.1

Cre8 Enterprise Limited Reports Record Number of Customers Served for the First Half of 2026

Hong Kong, Aug. 26, 2026 (GLOBE NEWSWIRE) -- Cre8 Enterprise Limited (Nasdaq: CRE) (“Cre8” or the “Company”), a Hong Kong-based integrated financial printing service provider, announced today that the number of customers it served and its project backlog each reached record levels as of June 30, 2026, primarily driven by a surge in regional capital markets activity.

The number of customers reached a new record level of 550 as of June 30, 2026, an increase of 83, or 17.8%, from 467 as of December 31, 2025, an increase of 149, or 37.2%, from 401 as of December 31, 2024, and an increase of 142, or 34.8%, from 408 as of June 30, 2025. More specifically, number of times of IPO filing submission to HKEX increased 53 or 482% from 11 times as of June 30, 2025 to 64 times as of June 30, 2026. Demand has been driven primarily by engagements for initial public offering (IPO) prospectuses, annual/interim report printing, and ongoing corporate governance disclosures for companies listed on, and applicants seeking to list on, The Stock Exchange of Hong Kong Limited.

“The strong backlog is giving us more confidence in our outlook for the coming years. The Company already has the demand; now it must build enough capacity to fulfil the customers and collect the money.” Said Mr. CHO Sze Ting, a Director, Chairman of the Board, and Chief Executive Officer of Cre8.

This press release contains operating information only and does not contain financial results for any period.

About Cre8 Enterprise Limited (NASDAQ: CRE)

Cre8 Enterprise Limited provides 24/7 integrated financial printing services for listed companies, IPO applicants and private companies in the financial and capital market in Hong Kong under its brand, “Cre8”. The services cover concept creation and artwork design, typesetting, proofreading, translation, printing, binding, logistics arrangement, uploading or making e-submissions of customers’ financial reports and compliance documents and media placements. In addition to these core services, it has expanded its offerings to include complementary design services such as website design, branding, and content creation for marketing materials. The Company also provides technological support to its customers by disseminating and publishing announcements, circulars, financial reports, and industry news feeds through a website under its “Cre8IR” brand.

Forward-Looking Statements

This press release contains forward-looking statements. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may,” “will,” “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. These forward-looking statements include, without limitation, the Company’s statements regarding the Company’s project backlog, its expectations for customer growth and demand for its services, and its outlook for future revenue . Forward-looking statements are not guarantees of future performance and involve known and unknown risks and uncertainties that may cause actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, that growth in the number of customers served may not result in proportionate or any growth in revenue; that project backlog may not convert into completed projects or billed revenue on the expected timetable or at all; the Company’s ability to expand capacity to meet demand; the collectability of accounts receivable and the Company’s working capital position; the level of IPO and other capital markets activity in Hong Kong; competition and pricing pressure in financial printing services; and the other factors described under “Item 3.D. Risk Factors” in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2025 and in the Company’s subsequent filings with the SEC. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. The Company’s filings with the SEC are available at www.sec.gov. The Company undertakes no obligation to publicly update or revise these forward-looking statements to reflect events or circumstances that arise after the date hereof, except as required by law.

For more information, please contact:

Cre8 Enterprise Limited, Investor Relations

Email: ir@cre8corp.com

Phone: +852 3693 2688